SR BANCORP, INC.

220 West Union Avenue

Bound Brook, New Jersey 08805

July 11, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SR Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-270489)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

SR Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on July 13, 2023 at 5:00 p.m., or as soon thereafter as is practicable.

Please contact Marc Levy of Luse Gorman, PC at (202) 274-2009 if you have any questions concerning this matter.

Very truly yours,

/s/ William P. Taylor
William P. Taylor
Chairman and Chief Executive Officer